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El Salvador land of Coffee

The PROCAFE FOUNDATION a private, non-profit organization founded 10 October 1990, is a supported and run by coffee growers.

Edition made by the PROCAFE Foundation.

FFEE THROUGH THE MISTS OF TIME

Since its accidental discovery in Ethiopia thousands of years ago, coffee has become a valuable global commodity; a necessity for millions of people who wake up every morning wanting a great cup of coffee.

Throughout its existence, coffee has meant either feast or famine for many. It has inspired poets and composers, been the source of controversy, contributed to the development of many countries and delighted even the most refined palate with its flavor.

HOW AND WHEN WERE THE COFFEE PLANT AND ITS MARVELOUS FRUIT DISCOVERED?

Nobody knows for certain. Many historians have researched coffee and their conclusions are a mix of imagination, fact and legend, where the characters have been lost in the mists of time...

African Origins

The wild Coffea arabica, discovered  in  ancient Ethiopia, was taken to Arabia between 575 and 850 by African tribes and the Sufis – known as “whirling dervishes.” There, coffee cultivation became so widespread that a jealously guarded monopoly grew up around it, which protected  the  shipping  ports to ensure that no fertile seed left port undetected.   Beans would be roasted or boiled before leaving port so they couldn’t germinate.

Two distribution poles arose from these two places of origin:

Dutch Guiana propagated coffee in South America, while Martinique distributed coffee to the Caribbean, Central America and Mexico.

FROM ETHIOPIA TO EL SALVADOR

EL SALVADOR OWES ITS INSERTION INTO THE WORLD MARKET TO COFFEE. THE ECONOMY BECAME MORE DYNAMIC AND THE STANDARD OF LIVING IMPROVED.

AT ITS PEAK,HOSPITALS, HIGHWAYS, BRIDGES AND SCHOOLS WERE BUILT; RUNNING WATER AND ELECTRICITY WERE INSTALLED IN MANY RURAL AREAS.

MEET THE COFFEE TREE

Coffee is a small perennial tree, 2 to 5 meters high, with opposing branches that are long, flexible and very thin.

The coffee plant is a member of the family Rubiaceae, genus Coffea, of which two species are currently grown commercially:

Coffea arabica L. and Coffea canephora.

Coffea arabica is the most valued species due to its quality, making it the best known and most widely grown in the world.

COFFEE VARIETIES

*BOURBON

ORIGIN: Ethiopia; then to Arabia, Netherlands, France and

Martinique, and from there to El Salvador. DESCRIPTION: tall plant, long branches, long internode spacing, open architecture, deep red berries.

GROWING ALTITUDE: from 800-1500 meters.

BEAN SIZE: length 0.95 cm; width 0.70 cm; thickness 0.36 cm.

BOURBON CUP QUALITY EVALUATION: Aroma: penetrating and rich, floral overtones, sweet, chocolate-like. Body: full-bodied with excellent mouthfeel. Acidity: medium to high, good brightness, very well balanced. Flavor: sweet and pleasant, with long persistence and complex chocolate- like attributes.

TEKISIC OR SALVADORAN BOURBON

ORIGIN: The Tekisic cultivar was obtained from the

Bourbon variety in El Salvador.  Its selection began in 1949 and it was released in 1977. The word Tekisic comes from the Nahuat “tekiti,” meaning work, and ISIC, “Instituto Salvadoreño de Investigaciones del Café” (Salvadoran Institute for Coffee Research). Therefore, Tekisic means the work of ISIC.

DESCRIPTION: tall plant, long internode spacing, broad plant architecture, branches that tend to form fans of secondary shoots, light green shoots.

GROWING ALTITUDE: from 800-1500 meters.

BEAN SIZE: length 0.82 cm; width 0.64 cm;

thickness 0.35 cm.

TEKISIC CUP QUALITY EVALUATION: Same as Bourbon.

*PACAS

ORIGIN: Mutation of the Bourbon

variety reported in Santa Ana, El Salvador in 1949. DESCRIPTION: short plant; long branches; short internode spacing; dark green leaves; well-developed roots; tolerates wind, sun and drought; compact architecture. GROWING ALTITUDE: from 600-

1000 meters.

BEAN SIZE: length 0.85 cm; width

0.66 cm; thickness 0.34 cm.

PACAS CUP QUALITY EVALUATION:

Aroma: mild with a rich fragrance. Body: medium, with pleasant mouthfeel. Acidity: medium, with notable finesse. Flavor: subtle sweetness and lots of finesse.

*PACAMARA

ORIGIN: A Coffea arabica hybrid originating in El Salvador in 1958 by artificially crossing Pacas with Red Maragogipe, from where it gets the name Pacamara.

DESCRIPTION: mid-size plant; short internode spacing; large, corrugated, dark green leaves; large berries. GROWING ALTITUDE: 1000 meters and higher.

BEAN SIZE: length 1.03 cm; width

0.71; thickness 0.37 cm.

PACAMARA CUP QUALITY EVALUATION:

Aroma: pronounced, with floral overtones and complex chocolate-like sweetness. Body: pronounced, full- bodied, excellent mouthfeel. Acidity: high, elegant. Flavor: chocolate-like, very persistent.

EL SALVADOR’S HILLS, MOUNTAINS AND VOLCANOES: BOURBON FORESTS

Most of the coffee is grown along the central plateau and the recent volcanic chain in highlands at 500 to over 1500 meters. Other important coffee growing areas are the Chingo volcano, El Balsamo Coast, Jucuarán, Osicala and Perquín, as well as Metapán, La Palma in Chalatenango, Ilobasco and Corinto, among others.

CHICHONTEPEC VOLCANO Predominant coffee varieties: 71.7% Bourbon; 7.4% Pacas; 20.9% Bourbon and Pacas blend.

Beverage characteristics: fragrant aroma, orange-flower scent; fine, sweet, chocolate-like flavor.

ALOTEPEQUE METAPAN MOUNTAIN RANGE Predominant coffee varieties: Bourbon, Pacas and Pacamara.

Beverage characteristics: excellent aroma; floral, chocolate-like, citrus flavors; exceptional citric acidity.

NAHUATERIQUE MOUNTAIN RANGE Location: Northern Morazán Department; from the evergreen forests on the Honduran border to the Torola river valley to the south

CACAHUATIQUE MOUNTAIN RANGE Predominant coffee varieties: 65.3% Bourbon;

20.6% Pacas; 14.1% other varieties.

Beverage characteristics: a fine, juicy flavor with excellent aftertaste; plenty of body and a pleasant almond flavor.

APANECA ILAMATEPEC MOUNTAIN RANGE

Predominant coffee varieties: 64.2% Bourbon;

25.6% Pacas; 10.2%; blend of Bourbon, Pacas and other varieties.

Beverage characteristics: sweet, floral, fragrant aroma; chocolate-like, nutty, apricot, creamy, citrus, fruity flavors; soft, fine acidity. Very consistent aftertaste. 84% of the Cup of Excellence

2002/2003 winners came from the Apaneca

Ilamatepec Mountain Range.

EL BÁLSAMO MOUNTAIN RANGE – CENTRAL BELT

Predominant coffee varieties: 51.8% Bourbon; 22.5% Pacas; 25.7% blend of Bourbon, Pacas and other varieties. Beverage characteristics: a balanced, creamy cup with excellent body, vanilla flavor, and bright acidity, giving it a velvety character.

TECAPA CHINAMECA MOUNTAIN RANGE

Predominant coffee varieties: 69.5% Bourbon; 22.2% Pacas; 8.3% mainly a Bourbon and Pacas blend.

Beverage characteristics: a complex beverage; excellent balance of body, aroma and acidity; good sweetness; chocolate-like, ripe fruit, caramel, cantaloupe, apple and raisin flavors.

EVERY COFFEE FARM AND EVERY COFFEE GROWER LEND A FRIENDLY HAND TO NATURE

The Salvadoran coffee-growing region contributes to preserving the life of many local and migratory species. Each coffee bean El Salvador exports to the world represents life, the preservation of natural resources and the purity of our soil, water and air. Every bean is carefully processed by many Salvadoran hands to ensure the highest quality and satisfaction.

Studies done in 2001 by PROCAFE in the country’s coffee regions, show that coffee planted in different agroecosystems contributes greatly to the capture of carbon:

Rustic: 174 tons/ha, Traditional: 101 tons/ha, Forest: 196 tons/ha, Modern:

118 tons/ha,  and Commercial: 76 tons/ha.

CHARACTERISTICS OF COFFEE FARMING IN EL SALVADOR

Salvadoran coffee is shade-grown.

In El Salvador, coffee plantations spread over 161,000 hectares, where 100% of the coffee is grown under the shade of diverse tree species.

Thanks to its shade, the Salvadoran coffee plantation is the perfect habitat for endangered species and migrating birds, besides being an excellent reservoir for many species of beneficial flora.

DISCOVER EL SALVADOR’S

SPECIALTY COFFEES

Excellent agro-ecological conditions, the characteristics of the widespread Bourbon variety, along with a prime geographical location, have enabled marketing Salvadoran coffees in specialty market niches, where consumers have responded enthusiastically.

Salvadoran coffee fetched a record-breaking price during the Cup of Excellence competition in 2003, creating growing interest among producers to protect quality through better field management.

HARVESTING AND PROCESSING COFFEE TO BRING OUT THE BEST

The Salvadoran coffee harvest runs from October to March. Cherries are hand-picked when they have a deep red-wine color and are processed the same day. Quality is strictly controlled during every step of processing to ensure that the best attribute of Salvadoran coffee come through in every cup.

Salvadoran coffee growers recycle the resources extracted when coffee is grown, returning them to the soil and environment. The pulp is used as organic matter and the hulls are used for fuel during processing. Water consumption has been reduced. Solid and liquid waste are treated and disposed of properly.

COFFEE- DEVELOPMENT AND GROWTH FOR EL SALVADOR

ENVIRONMENTAL BENEFITS:

The coffee area is almost the only forested land in El Salvador. Approximately 11 million shade trees protect about 626.5 million coffee plants, providing the following environmental services:

• Climate regulation.

• Replenishment of groundwater.

• Prevention of erosion, and soil formation and improvement.

• Nutrient recycling.

• Biological control.

• Genetic resources.

• Wildlife refuge.

• Food and raw material production.

• Scenic beauty, recreation and culture.

• Salvadoran coffee plantations have a carbon reserve of 32.2 million tons, and fix 13,178 tons of carbon dioxide every day.

ECONOMIC CONTRIBUTION: Contribution to the Gross Domestic Product (2001): 2%.

Contribution to the Agricultural and Livestock Gross Domestic Product (2001): 16.7%.

Foreign exchange generated

(2002): US$106 million.

SOCIAL IMPORTANCE:

Job creation: 42% of the Salvadoran population lives in rural areas.  Coffee growing generates income through an average of 133,000 permanent jobs and

33.3 million workdays for temporary workers per year.

TECHNOLOGY FOR A SUSTAINABLE, HIGH-QUALITY COFFEE CROP

Since 1991, the PROCAFE FOUNDATION has been serving the Salvadoran coffee producing community through research, development, adaptation and validation of technology that allow coffee growers to produce the highest quality coffee possible, and be competitive on all markets. With an array of specialized services, PROCAFE provides assistance to coffee growers from the selection of the right seed for plantation conditions to rational harvesting.

Making an impact through producing and propagating technology:

• Production of certified seed, seedlings and nurseries.

• Developing and acclimatizing new coffee varieties to increase the bean supply.

• Integrated Pest Management, especially of berry borers, nematodes, and leaf rust fungus (Hemileia vastatrix Berk. and Br.).

• Design and marketing of the BROCAP® TRAP (joint project with CIRAD of France) for berry borers.

• Design and validation of artisian traps for capture of coffee berry borer.

• Dissolved and injected fertilization- FERDIN.

• Testing Laboratory (soil, leaf, water, fertilizer and special analyses).

• Integrated Management System for Coffee Farms- SIAFCAFÉ.

• Grafting.

• Seedling production in tubes, aseptic and traditional methods.

• Farm mechanization.

• Laboratory of coffee quality.

• Geographic Information System – GIS – and farm surveying.

• Companion crops for coffee.

• Technical assistance.

• Training.

• Technical publications.

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